SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K 1J5

TEL: (416) 777-4700
FAX: (416) 777-4747
www.skadden.com

June 27, 2007

[redacted]

07024953

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: **RioCan Real Estate Investment Trust**
File No. 082-34916

Ladies and Gentlemen:

RioCan Real Estate Investment Trust ("RioCan") is a foreign private issuer which currently claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 082-34916). On behalf of RioCan, we hereby furnish this letter to the Securities and Exchange Commission (the "Commission") in order to amend RioCan's initial 12g3-2(b) application, dated September 20, 2005, to provide the Commission with its website address and the address of the electronic information delivery system generally available to the public in RioCan's primary trading market. Pursuant to the recently amended Rule 12g3-2, RioCan will no longer submit the materials it is required to furnish to the Commission on a continuous basis under Rule 12g3-2(b) in paper format. Hereinafter, RioCan will instead publish such documents on its website at www.riocan.com or at www.sedar.com, the public company electronic information delivery system generally available in Canada. Insider reports, if applicable, will be published on www.sedi.ca, the Canadian system for electronic disclosure by insiders.

If you have any questions or desire any additional information regarding these matters, please contact the undersigned at (416) 777-4700.

Very truly yours,

Sally Whitehead

Sally Whitehead

dlw 7/11

cc: Correna Craig
Robert Wolf
RioCan REIT
Sheldon Freeman
Goodmans LLP
Christopher Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

END